

07006778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51300

RECEIVED
APR 0 3 2007
185
PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Point Capital, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Moss Creek Court
(No. and Street)

Durham (City) NC (State) 27712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrest (919)768-6713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot & Warren, PLLC
(Name – *if individual, state last, first, middle name*)

1300 S. Mint St., Ste 300 (Address) Charlotte, (City) NC (State) 28203 (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
4/11/07

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ELLIOT & WARREN

Certified Public Accountants
Professional Limited Liability Company

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Smith Point Capital Ltd.

We have audited the accompanying statement of financial condition of Smith Point Capital Ltd. as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supporting schedules referred to above present fairly, in all material respects, the financial position of Smith Point Capital Ltd. as of December 31, 2006, and the results of its operations and cash flows for the period then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and, in our opinion is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Elliot & Warren PLLC

Elliot & Warren, PLLC
Charlotte, North Carolina
March 30, 2007

1300 South Mint Street, Suite 300, Charlotte, North Carolina 28203 Phone: 704-333-8881 Fax: 704-333-2905 www.elliot-warren.com
Members: American Institute of Certified Public Accountants and NC Association of Certified Public Accountants

SMITH POINT CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	
Checking	$ 6,105
Money market	26,787
TOTAL ASSETS	$ 32,892

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 720
Income taxes payable	199
Deferred income taxes	631
Total liabilities	1,550
STOCKHOLDER'S EQUITY	
Capital stock, no par value, 75,000 shares authorized, 1,000 shares outstanding	1,000
Additional paid-in capital	26,915
Retained earnings	3,427
Total stockholder's equity	31,342
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 32,892

See notes to financial statements.

SMITH POINT CAPITAL, LTD.

STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUE	
Commissions	$ 15,283
Interest	1,023
	16,306
EXPENSES	
Commissions	1,687
Insurance	364
Professional fees	1,725
Licenses and permits	1,880
Rent	600
Travel	6,000
Other expenses	207
	12,463
Income before income tax	3,843
Income tax provision	
Current	199
Deferred	631
	830
NET INCOME	$ 3,013

See notes to financial statements.

SMITH POINT CAPITAL, LTD.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,013
Adjustments to reconcile net income to cash provided by operations:	
Deferred income taxes	631
Increase (decrease) in:	
Accounts payable	(5,280)
Income taxes payable	199
NET CASH USED IN OPERATING ACTIVITIES	(1,437)
NET DECREASE IN CASH	(1,437)
CASH AT BEGINNING OF YEAR	34,329
CASH AT END OF YEAR	$ 32,892

See notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

December 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 1,000	$ 26,915	$ 414	$ 28,329
Net income			3,013	3,013
Balance at December 31, 2006	$ 1,000	$ 26,915	$ 3,427	$ 31,342

See notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Smith Point Capital Ltd. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions

Transactions in securities are recorded on a settlement-date basis. Securities owned or sold, but not yet purchased are valued at market including accrued interest on bonds. All resulting gains and losses are included in stockholder's equity.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices, which may differ from the market value, reflected on the statement of financial condition. In many cases, the company limits its risk by holding offsetting security or option positions.

Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes), the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes) and unrecognized gains and losses on investments.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC, which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2006, the company had net capital of $31,342, which was $26,342 in excess of its requirement.

SUPPLEMENTARY INFORMATION

SMITH POINT CAPITAL, LTD.

COMPUTATION OF NET CAPITAL

December 31, 2006

Net capital (Total stockholder's equity)	$ 31,342
Minimum net capital requirement	5,000
Excess net capital	$ 26,342

No material differences exits between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

SMITH POINT CAPITAL LTD.

RULE 15c3-3 EXEMPTION

December 31, 2006

The company does not effect transactions for anyone defined as a customer under Rule 15C3-3. Accordingly, there are no items to report under the requirements of this Rule.

OATH OR AFFIRMATION

I, Larry Forrest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Point Capital, Ltd., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO
Title

Notary Public

6-2-2008 My commission expires

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder
Smith Point Capital, Ltd.

In planning and performing our audit of the financial statements of Smith Point Capital, Ltd. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations relevant to the indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining company compliance with the exemptive provisions for rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Point Capital, Ltd. to achieve all the divisions and duties and crosschecks generally in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Elliot & Warren PLLC

Elliot & Warren, P.L.L.C.
Charlotte, North Carolina
March 30, 2007

END